Exhibit 12.1

Whitestone REIT Operating Partnership, L.P.
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Net Income (loss)	$53	$1,333	$1,575	$2,075	$(1,676)
Plus: Taxes	286	225	264	222	219
Plus: Fixed charges	8,732	6,344	6,040	6,190	7,303
Less: Capitalized interest	—	—	—	—	(373)
Total earnings	$9,071	$7,902	$7,879	$8,487	$5,473

Fixed charges
Interest expense	8,732	6,344	6,040	6,190	6,930
Plus: Capitalized interest	—	—	—	—	373
Total fixed charges	$8,732	$6,344	$6,040	$6,190	$7,303

Ratio of earnings to fixed charges	1.04	1.25	1.30	1.37	0.75